BROOKFIELD INFRASTRUCTURE CORP.

250 Vesey Street, 15th Floor

New York, NY 10281

June 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Michael Purcell

Kevin Dougherty

Re:	Brookfield Infrastructure Corp. (“BIPC”)

Brookfield Infrastructure Partners L.P. (“BIP”)

Registration Statement on Form F-4

Filed May 23, 2023

File No. 333-272131

Dear Mr. Purcell and Mr. Dougherty:

We are submitting this letter on behalf of BIPC and BIP (the “Registrants”) in response to comments from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 15, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form F-4, filed on May 23, 2023 (File No. 333-272131) (the “Registration Statement”).

Concurrently with the submission of this letter, the Registrants filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Registrants’ responses to the comments received by the Staff and certain updated information. Below are the Registrants’ responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form F-4

Questions and Answers

Q: How is the mix of cash and BIPC Share consideration to be delivered to holders of the Common Shares in the Merger determined?, page xi

1.

We note that the stock portion of the merger consideration will be subject to a collar mechanism based on the volume weighted average price of BIPC Shares on the NYSE over 10 trading days, with other fixed exchange ratios if the final share price is above or below the collar, such that the implied stock portion of the merger consideration will fluctuate based on the market price of BIPC Shares until the completion of the Merger. Accordingly, please provide an illustrative table using a reasonable range of prices of the BIPC shares with columns indicating the respective exchange ratios and other relevant information. Please also disclose the range of shares that may be issued based on the collar, and fixed exchange ratios if BIPC’s final stock price is above or below the collar, using the trading price as of the most recent practicable date.

Brookfield Infrastructure Corp.

June 23, 2023

Response: The Registrants acknowledge the Staff’s comment and have revised disclosure on pages xii and xiii of Amendment No. 1.

2.

Please explain the “value-equalization mechanic” that provides that each Common Share which is converted into either the all-cash or all-BIPC Share Merger Consideration will receive substantially the same value per Common Share as the mixed consideration.

Response: The Registrants acknowledge the Staff’s comment and have revised disclosure on pages xii, 3, 53 and 98 of Amendment No. 1.

Exhibits

3.	Please provide the legal opinions of McMillan LLP and Appleby (Bermuda) Limited prior to effectiveness.

Response: The Registrants acknowledge the Staff’s comment and have concurrently filed the legal opinions of McMillan LLP and Appleby (Bermuda) Limited as Exhibit 5.1 and Exhibit 5.2, respectively, to Amendment No. 1.

Brookfield Infrastructure Corp.

June 23, 2023

Please do not hesitate to contact Eric Otness at (713) 655-5135 or Michael Hong at (212) 735-2227 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

BROOKFIELD INFRASTRUCTURE CORP.

By:	/s/ Michael Ryan
Name:	Michael Ryan
Title:	Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

cc:	Eric Otness, Skadden, Arps, Slate, Meagher & Flom LLP

Michael Hong, Skadden, Arps, Slate, Meagher & Flom LLP